UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25	SEC FILE NUMBER 001-34632
NOTIFICATION OF LATE FILING	CUSIP NUMBER 229050307

(Check one):	◻ Form 10-K	◻ Form 20-F	◻ Form 11-K
	⌧ Form 10-Q	◻ Form 10-D	◻ Form N-CEN	◻ Form N-CSR

For Period Ended: June 30, 2025

◻    Transition Report on Form 10-K

◻    Transition Report on Form 20-F

◻    Transition Report on Form 11-K

◻    Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CRYOPORT, INC.

Full Name of Registrant

Former Name if Applicable

112 Westwood Place, Suite 350

Address of Principal Executive Office (Street and Number)

Brentwood, TN 37027

City, State and Zip Code

SEC 1344 (01-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System	OMB Number 7100-0091	Approval expires February 28, 2026

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

⌧
(a)
The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to timely compile the subject report without unreasonable effort or expense. The Registrant fully expects to be able to file within the additional time allowed by this report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert S Stefanovich	949	681-2727
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).       ⌧ Yes       ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       ⌧ Yes        ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 5, 2025, the Registrant issued a press release announcing financial results for the quarter ended June 30, 2025, and included a copy of such press release as an exhibit to the Registrant’s Current Report on Form 8-K furnished by the Registrant with the Securities and Exchange Commission on August 6, 2025. Information about the Registrant’s financial results for the quarter ended June 30, 2025 compared to the three months ended June 30, 2024 was included in such press release.

CRYOPORT, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2025	By	/s/ Robert S Stefanovich

Robert S Stefanovich

Chief Executive Officer